Exhibit 99.1

CENTRAL GOLDTRUST

REPORT OF VOTING RESULTS

This report is made in accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations. It describes the matters requiring Unitholder approval and the outcome of the Unitholder votes at the Annual and Special Meeting of Unitholders of Central GoldTrust ("GoldTrust") held in Toronto on May 1, 2015 (the "Meeting"). Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular of GoldTrust dated April 6, 2015 (the "Circular").

Re-appointment of the external auditors of GoldTrust

1.	By way of a vote by a show of hands, Ernst & Young LLP, Chartered Accountants, was appointed external auditor of GoldTrust to hold office until the next Annual Meeting of Unitholders and the Trustees were authorized to fix the external auditor’s remuneration. The appointment of the external auditor and authorization of the Trustees to fix the external auditor’s remuneration was approved by the requisite majority.

Election of Trustees of GoldTrust

2.	Seven Trustees nominated by GoldTrust were elected by way of ballot to fill the seven Trustee positions of GoldTrust, to serve until the earlier of GoldTrust's next Annual Meeting of Unitholders or until such Trustee's successor is elected or appointed. The results of the Trustee election are as follows:

TRUSTEE	ELECTED	FOR	WITHHELD
GoldTrust Nominees
Brian E. Felske	✓	5,455,293	155,925
Glenn C. Fox	✓	5,454,912	155,302
Bruce D. Heagle	✓	5,484,392	127,176
Ian M.T. McAvity	✓	5,454,389	155,825
Michael A. Parente	✓	5,453,026	157,992
Jason A. Schwandt	✓	5,482,812	129,109
J.C. Stefan Spicer	✓	5,450,260	162,465

Dissident Nominees

Kurt W.M. Brands		4,078,291	162,754

R. Gregory Lemaich		4,079,845	162,004

Richard M. Maskobi		4,136,234	105,615

Stephen T. Moore		4,079,866	161,179

Andrew J. Papierz		4,080,670	161,179

Vote on the Advance Notice Rule

3.	The ordinary resolution ratifying and confirming the adoption of the Advance Notice Rule (as defined in the Circular) of GoldTrust on March 31, 2015 was approved by way of ballot. Voting results regarding the Advance Notice Rule ordinary resolution are as follows:

FOR		AGAINST
8,981,443	(91.16%)	870,620	(8.84%)

Vote on the Polar Proposal

4.	The special resolution concerning the adoption by GoldTrust of the Polar Proposal (as defined in the Circular) was defeated by way of ballot. Voting results regarding the Polar Proposal special resolution are as follows:

FOR		AGAINST
3,151,694	(31.99%)	6,700,369	(68.01%)